UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2017
Commission File Number: 001-35370

Luxfer Holdings PLC
(Name of registrant)

Anchorage Gateway
Anchorage Quay
Salford M50 3XE England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐
--

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐     No ☑
--

Luxfer reports third-quarter results
SALFORD, England—(November 6, 2017)—Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month and nine-month periods ended September 30, 2017.
UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2017
Results are summarized as follows:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2017	2016	2017	2016
Revenue	$115.2m	$98.9m	$325.2m	$318.7m
Trading profit	$11.3m	$7.3m	$31.9m	$30.1m
Trading margin	9.8%	7.4%	9.8%	9.4%
Operating profit	$9.3m	$5.8m	$26.8m	$30.5m
Net income	$4.7m	$3.3m	$13.8m	$18.7m
Earnings per share – Basic (1)	$0.18	$0.12	$0.52	$0.70
Adjusted net income (2)	$7.5m	$5.0m	$21.3m	$21.0m
Adjusted earnings per share – Basic	$0.28	$0.19	$0.81	$0.80
Adjusted earnings per share – Diluted	$0.28	$0.19	$0.80	$0.78
Adjusted EBITDA (3)	$16.7m	$12.0m	$47.2m	$45.1m
Adjusted EBITDA margin	14.5%	12.1%	14.5%	14.2%
Net cash flows from operating activities	$9.6m	$7.2m	$28.9m	$19.8m
Net debt (total debt less cash)	$101.4m	$105.2m	$101.4m	$105.2m
Total equity – book value (net assets)	$172.5m	$129.4m	$172.5m	$129.4m
£0.50 ordinary shares outstanding	26.5m	26.2m	26.4m	26.4m

(1)	Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.

(2)
Adjusted net income consists of net income for the period adjusted for the post-tax impact of non-trading items, including, certain accounting charges relating to acquisitions and disposals of businesses (comprising the unwind of the discount on deferred contingent consideration from acquisitions and the amortization on acquired intangibles), the IAS 19R retirement benefits finance charge, profit on sale of redundant site, restructuring and other expense, and other share-based compensation charges. A reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”.

(3)
Adjusted EBITDA is defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, the IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), profit on sale of redundant site, restructuring and other expense, other share-based compensation charges and depreciation and amortization. A reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”.

ABOUT LUXFER GROUP
Luxfer Group is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.
Luxfer Group is listed on the New York Stock Exchange, and its American Depositary Shares (ADSs) trade under the ticker LXFR.
CONTACTS
Investor and news agency communications should initially be directed to investor.relations@luxfer.net.

Q3 2017 BUSINESS REVIEW

•	Q3 2017 financial performance improved significantly over Q3 2016, with recoveries in revenue, operating profit and net income.

•	The Q3 2017 adjusted diluted EPS of $0.28 grew considerably compared to the Q3 2016 EPS of $0.19, a 47% increase. The Q3 2017 basic EPS of $0.18 was also higher than the Q3 2016 basic EPS of $0.12.

•
Gas Cylinders Division: Overall revenue was flat in the quarter over Q3 2016 with a decline in trading margin from 5.5% to 3.8%, due to productivity challenges at Superform caused by start-up challenges with a new automotive program.

•
Elektron Division: Revenue in Q3 2017 was up 36% on Q3 2016, driven by strong sales of our defense and disaster-relief products. Q3 2017 was the Elektron Division's strongest quarter for revenue and trading profit since Q2 2015.

•	Our Q4 expectations remain the same, hence we are comfortably maintaining our earlier full year guidance of at least 10% year-on-year growth in EBITDA and EPS.

•	Andy Beaden, the Group's Finance Director, left the business on October 1, 2017, for personal reasons. A search for his replacement is currently ongoing.
Third-quarter results

	2017			2016
	Gas Cylinders	Elektron	Group	Gas Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	55.0	60.2	115.2	54.5	44.4	98.9
Trading profit	2.1	9.2	11.3	3.0	4.3	7.3
Return on Sales % (1)	3.8%	15.3%	9.8%	5.5%	9.7%	7.4%
Adjusted EBITDA (2)	4.3	12.4	16.7	4.9	7.1	12.0
Adjusted EBITDA margin % (3)	7.8%	20.6%	14.5%	9.0%	16.0%	12.1%
(1)       Trading profit / Revenue
(2)        With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 of this release “Revenue and segmental analysis”.
(3)        Adjusted EBITDA / Revenue

Revenue:

	Gas Cylinders	Elektron	Group
	$M	$M	$M
Q3 2016 – as reported under IFRS	54.5	44.4	98.9
FX impact	0.6	2.0	2.6
Q3 2016 – adjusted for FX	55.1	46.4	101.5
Trading variances – Q3 2017 v Q3 2016	(0.1)	13.8	13.7
Q3 2017 – as reported under IFRS	55.0	60.2	115.2

Revenue in Q3 2017 was $115.2m compared to $98.9m in Q3 2016. Growth in underlying revenue of $13.7m and a favorable FX difference of $2.6m contributed to the year-on-year increase. On a consolidated basis, significantly stronger Elektron sales were complemented by a marginal increase in Gas Cylinders revenue.
Gas Cylinders Division revenue in Q3 2017 was higher at $55.0m compared to $54.5m in Q3 2016. Underlying revenue was $0.1m lower and there was a favorable FX impact of $0.6m.

•	Demand for aluminum cylinders improved with sales volumes increasing over Q3 2016.

•	Stronger European medical product sales in Q3 2017, partially offset lower alternative fuel (AF) and self-contained breathing apparatus (SCBA) cylinder shipments.

•	Superform revenue was higher than in Q3 2016 as new automotive projects began.

Elektron Division revenue in Q3 2017 was higher at $60.2m compared to $44.4m in Q3 2016. Underlying revenue movements were $13.8m higher, and there was a positive FX impact of $2.0m.

•	Sales of our proprietary SoluMag® alloy are continuing to grow, reflecting success in broadening the product line.

•	The military powders business experienced strong growth as the business recovered from an outage suffered by one key customer in 2016.

•	Chemical catalysis sales were higher in Q3 2017 because the timing of a large shipment fell into Q3 2017, compared to Q2 2016.

•
Quarterly sales of Flameless Ration Heaters (FRH) used in Meals, Ready-to-Eat™ (MRE) were strong due to higher military sales as well as increased disaster-relief shipments resulting from recent hurricanes.

Trading profit:
Trading profit of $11.3m in Q3 2017 was higher than the $7.3m reported in Q3 2016. Compared to Q3 2016, FX positively impacted trading profit by $0.9m; consequently, at constant exchange rates, trading profit was up $3.1m.
Gas Cylinders Division trading profit was $2.1m, $0.9m lower than in Q3 2016.

•	Underlying trading profit decreased by $0.4m, with a negative FX impact of $0.5m.

•	The decline in trading profit resulted largely from productivity challenges at Superform. However, this decline was partially offset by a positive product mix change.

Elektron Division trading profit in Q3 2017 was $9.2m, $4.9m higher compared to Q3 2016.

•	Underlying trading profit grew by $3.5m while positive FX differences contributed $1.4m.

•	The main trading profit drivers were the continuing growth of SoluMag®, as well as higher demand for FRH used in MRE, due to significantly increased disaster-relief activity (as highlighted above).

Restructuring and other expense
We incurred $2.0m of restructuring and other expense in Q3 2017, of which costs of $0.5m and $1.1m were incurred within the Gas Cylinders Division and Elektron Division, respectively; this was offset by a $0.1m credit within the Gas Cylinders Division related to sales of inventory that was previously written down as part of the closure of our German operation. We incurred a further $0.5m in professional fees related to our ongoing project to convert our ADR listing to a direct listing of our ordinary shares, for which costs have not been allocated to a division.
In Q3 2016, we incurred $0.3m of severance and litigation costs within the Elektron Division. Also, a $1.2m impairment charge on receivables was made in relation to the aerospace customer who entered Chapter 11 protection.
Other income statement items
Gross margin was higher in Q3 2017 compared to Q3 2016 increasing to 25.6% from 21.9%, primarily resulting from the impact of cost-reduction efforts and sales mix changes. Gross profit in Q3 2017 was $29.5m compared to $21.7m in Q3 2016, with sales volumes and productivity driving the increase.
Distribution costs at $2.6m were $0.6m higher than those in Q3 2016 and administrative expenses were $3.0m higher than in Q3 2016 at $15.5m. Our share of results of joint ventures and associates was a $0.1m loss in Q3 2017 compared to a profit of $0.1m in Q3 2016.
Group operating profit was $9.3m compared to $5.8m in Q3 2016 due to a $4.0m increase in trading profit and a $0.5m increase in restructuring and other expenses.
Group adjusted EBITDA (reconciled to net income in Note 4 of this release) for the quarter was $16.7m, $4.7m higher than in Q3 2016 ($12.0m). There was a $5.3m increase in the Elektron Division, and a decrease of $0.6m in the Gas Cylinders Division. The FX impact for the quarter was a positive $1.1m, resulting in an increase of $3.6m in adjusted EBITDA at constant exchange rates.
Operating profit to net income
Net finance costs in Q3 2017 of $2.3m were higher than in Q3 2016 by $0.6m, predominantly due to FX losses on loans held with joint ventures and an increase in the IAS 19 finance charge.

Profit on operations before taxation was $7.0m in Q3 2017 (Q3 2016: $4.1m). Income tax expense was $2.3m (Q3 2016: $0.8m), and the statutory effective tax rate was 32.9% (Q3 2016: 19.5%). The rate change in Q3 2017 was mainly due to changes in the profit mix against Q3 2016 and the effect of restructuring and other expense incurred during Q3 2017, the most of which were incurred in the United Kingdom. The underlying effective tax rate on adjusted net income was 27.2% (Q3 2016: 23.1%), which was higher because of a greater proportion of profits being generated in the United States in the quarter compared to Q3 2016.
Net income in the period was $4.7m compared to $3.3m in Q3 2016. Adjusted net income in Q3 2017 was $7.5m compared to $5.0m in Q3 2016 (see Note 4 of this release).
Unadjusted basic EPS in Q3 2017 was $0.18 compared to $0.12 for Q3 2016 (see Note 5 of this release). Adjusted diluted EPS, which is used by management to measure underlying performance, was $0.28 compared to $0.19 for Q3 2016.
Cash flow and net debt
There was a net decrease in cash and cash equivalents of $38.9m in Q3 2017 compared to a net decrease in Q3 2016 of $50.8m. Cash balances at the end of Q3 2017 were $19.2m compared to $32.3m at the end of Q3 2016. The net debt position (which is bank and other loans, less cash and cash equivalents, and which we believe is a more accurate measure of total liquidity changes) was lower at $101.4m (see Note 2 of this release) at the end of Q3 2017 compared to $105.2m in Q3 2016. Surplus cash has been used, and maybe used in future periods, to repay some banking revolver loans.
Net cash flow from continuing operating activities was an inflow of $9.6m in Q3 2017 compared to an inflow of $7.2m in Q3 2016. Increases in working capital (which is current trade and other receivables plus inventories less current trade and other payables) led to an outflow of $2.1m compared to an inflow of $0.1m in Q3 2016, with the increase in operating profit ($3.5m) and the decrease in tax paid ($0.7m) offsetting this negative impact on cash.
Net cash flow from investing activities was an outflow of $2.8m in Q3 2017 compared to an outflow of $5.6m in Q3 2016. Purchases of property, plant and equipment resulted in an outflow of $2.2m in Q3 2017 compared to an outflow of $5.0m in Q3 2016. A cash outflow from investments in joint ventures and associates resulted from a partial drawdown of a funding loan of $0.6m by a joint venture; this compared to a drawdown by the same joint venture of $0.3m during Q3 2016. This was offset by the reduction in the purchases of intangible assets which reduced from $0.4m to $0.1m in Q3 2017.
The above trading and investing activities resulted in a net cash inflow before financing of $6.8m in Q3 2017, an improvement over an inflow of $1.6m in Q3 2016.
Cash flows from financing activities in Q3 2017 were a net outflow of $45.7m compared to a net outflow of $52.4m in Q3 2016. During Q3 2017, there was a net repayment on our banking facilities of $39.7m (Q3 2016: repayment of $47.6m); dividends of $3.3m were paid to shareholders (Q3 2016: $3.3m); and $1.6m of interest was paid to debtholders (Q3 2016: $1.4m).
Extension to current banking facilities
In early Q3 2017, we successfully negotiated an extension to the Senior Facilities Agreement that provides $150m in committed debt facilities, in the form of a multi-currency revolving credit facility, and an additional $50m of uncommitted facilities through an accordion facility. The Senior Facilities Agreement was due to mature in April 2019, and we have now extended this until the end of July 2022. The terms are similar to the current arrangement, with slightly lower fees and interest margins.
Retirement benefits
The retirement benefits deficit at the end of Q3 2017 was $50.3m compared to $87.8m at the end of Q3 2016. In 2017, the liability decreased by $16.2m from $66.5m at the end of Q4 2016, mainly because long-term inflation expectations fell and asset returns were higher.
Share buy-back program
No shares have been purchased in 2017 to date.

Nine-month periods ended September 30

	2017			2016
	Gas Cylinders	Elektron	Group	Gas Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	165.4	159.8	325.2	174.1	144.6	318.7
Trading profit	8.6	23.3	31.9	9.3	20.8	30.1
Return on Sales % (1)	5.2%	14.6%	9.8%	5.3%	14.4%	9.4%
Adjusted EBITDA (2)	14.7	32.5	47.2	15.3	29.8	45.1
Adjusted EBITDA margin % (3)	8.9%	20.3%	14.5%	8.8%	20.6%	14.2%
(1)       Trading profit / Revenue
(2)        With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 of this release “Revenue and segmental analysis”.
(3)        Adjusted EBITDA / Revenue

Revenue:

	Gas Cylinders	Elektron	Group
	$M	$M	$M
Q3 YTD 2016 – as reported under IFRS	174.1	144.6	318.7
FX impact	(2.0)	2.2	0.2
Q3 YTD 2016 – adjusted for FX	172.1	146.8	318.9
Trading variances – Q3 YTD 2017 v Q3 YTD 2016	(6.7)	13.0	6.3
Q3 YTD 2017 – as reported under IFRS	165.4	159.8	325.2

Revenue for the nine-month period was $325.2m compared to $318.7m for the same period in 2016. Underlying trading movements increased revenue by $6.3m and favorable FX of $0.2m accounted for the remainder of the increase.
Year-to-date revenue was higher primarily because of higher sales of SoluMag® and Luxfer Magtech products in the Elektron Division. This was offset by a decline in revenue in the Gas Cylinders Division, which was largely driven by a reduction in sales of composite SCBA and AF cylinders, due to the current timing in the industry cycle and the loss of a major customer respectively. This was partially offset by an increase in European medical cylinder sales due to a new product launch based on L7X.
Gross profit for the nine-month period was $81.5m compared to $74.8m for the same period in 2016. The gross margin increased from 23.5% for the 2016 nine-month period to 25.1% for the same period in 2017 due to a stronger overall sales mix and cost savings.
Trading profit for the nine-month period was $31.9m compared to $30.1m for the same period in 2016, an improvement of $1.8m, or 6.0%. FX differences positively impacted trading profit by $2.2m.
Operating profit was $26.8m for the nine-month period, a fall of $3.7m compared to the same period for 2016, primarily a result of the non-recurring profit made in March 2016 on the sale of a redundant site.
Profit on operations before taxation for the nine-month period was $20.1m compared to $24.5m for the same period in 2016. Tax expense was $6.3m compared to $5.8m for the same period in 2016. The statutory effective tax rate for the nine-month period increased from 23.7% in 2016 to 31.3% in 2017. The increase was due to a greater proportion of the profit mix coming from the United States, as well as the distorting impact of one-off items, including the non-recurring profit made in March 2016 on the sale of a redundant site and an increase in restructuring and other expense in 2017.
The underlying effective tax rate on adjusted net income was 26.0% (2016: 24.7%).
Net income for the nine-month period was $13.8m compared to $18.7m for the same period in 2016, mainly because of aforementioned one-off items.

Adjusted net income (as reconciled to net income in Note 4 of this release) in the nine-month period was $21.3m, up 1.4% on the $21.0m for the same period in 2016. Adjusted diluted EPS for the nine-month period was therefore $0.80, which is 2.6% ahead of the nine-month period for the prior year.
Adjusted EBITDA (as reconciled to net income in Note 4 of this release) for the nine-month period was $47.2m compared to $45.1m for the same period in 2016. There was a favorable FX impact of $2.1m, meaning that, at constant exchange rates, adjusted EBITDA was flat.
Net cash inflow from operating activities for the nine-month period was stronger at $28.9m compared to $19.8m for the same period in 2016. The $9.1m increase in operating cash flow was largely due to a lower increase in working capital of $6.2m compared to a $12.0m increase for the comparable period in 2016, as well as a decrease in the amount of tax paid from $5.2m to $2.4m.

SUMMARY & OUTLOOK FOR 2017
The financial results for Q3 2017 showed significant improvement over Q3 2016. Elektron's performance improved significantly with recovery in defense markets. Exchange rates continue to positively impact profit.
Our Q4 expectations remain the same, hence we are comfortably maintaining our earlier full year guidance of at least 10% year-on-year growth in EBITDA and EPS.

FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements.
Examples of such forward-looking statements include, but are not limited to:
(i) statements regarding the Group’s results of operations and financial condition; (ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein. The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission on March 14, 2017. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH AND
NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016 (UNAUDITED)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2017	2016	2017	2016
CONTINUING OPERATIONS	$M	$M	$M	$M
REVENUE	115.2	98.9	325.2	318.7
Cost of sales	(85.7)	(77.2)	(243.7)	(243.9)
Gross profit	29.5	21.7	81.5	74.8
Distribution costs	(2.6)	(2.0)	(6.9)	(5.9)
Administrative expenses	(15.5)	(12.5)	(42.8)	(38.8)
Share of results of joint ventures and associates	(0.1)	0.1	0.1	—
TRADING PROFIT	11.3	7.3	31.9	30.1
Profit on sale of redundant site	—	—	0.4	2.1
Restructuring and other expense	(2.0)	(1.5)	(5.5)	(1.7)
OPERATING PROFIT	9.3	5.8	26.8	30.5
Other income / (expense):
Finance income:
Interest received	0.1	0.4	0.3	0.9
Finance costs:
Interest costs	(1.9)	(1.6)	(5.5)	(5.2)
IAS 19R retirement benefits finance charge	(0.5)	(0.4)	(1.4)	(1.4)
Unwind of discount on deferred contingent consideration from acquisitions	—	(0.1)	(0.1)	(0.3)
PROFIT ON OPERATIONS BEFORE TAXATION	7.0	4.1	20.1	24.5
Income tax expense	(2.3)	(0.8)	(6.3)	(5.8)
NET INCOME FOR THE PERIOD	4.7	3.3	13.8	18.7

Attributable to:
Equity shareholders	4.7	3.3	13.8	18.7

NET INCOME FOR THE PERIOD	4.7	3.3	13.8	18.7
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	—	0.1	0.1	0.3
Amortization on acquired intangibles	0.3	0.3	0.9	1.0
IAS 19R retirement benefits finance charge	0.5	0.4	1.4	1.4
Profit on sale of redundant site	—	—	(0.4)	(2.1)
Restructuring and other expense	2.0	1.5	5.5	1.7
Other share-based compensation charges	0.5	0.1	1.2	1.1
Income tax thereon	(0.5)	(0.7)	(1.2)	(1.1)
ADJUSTED NET INCOME	7.5	5.0	21.3	21.0

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH AND
NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016 (UNAUDITED)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2017	2016	2017	2016
	$M	$M	$M	$M
Net income for the period	4.7	3.3	13.8	18.7
Other comprehensive income movements
Items that may be reclassified to the consolidated income statement:
Exchange movements on translation of foreign operations	3.8	(1.7)	10.4	(9.0)

Fair value movements in cash flow hedges	1.5	(0.9)	3.4	(1.2)
Transfers to consolidated income statement on cash flow hedges	0.1	0.8	0.3	(0.8)
Deferred income taxes on cash flow hedges	(0.3)	—	(0.6)	0.4
Hedge accounting income / (expense) adjustments	1.3	(0.1)	3.1	(1.6)

Total hedge accounting and translation of foreign operations movements	5.1	(1.8)	13.5	(10.6)

Items that will not be reclassified to the consolidated income statement:
Remeasurement of defined benefit retirement plans	1.8	(19.1)	15.3	(37.7)
Deferred income taxes on remeasurement of defined benefit retirement plans	(0.5)	3.4	(3.1)	8.2
Retirement benefits changes	1.3	(15.7)	12.2	(29.5)
Total other comprehensive income / (loss) movements for the period	6.4	(17.5)	25.7	(40.1)
Total comprehensive income / (loss) for the period	11.1	(14.2)	39.5	(21.4)

Attributed to:
Equity shareholders	11.1	(14.2)	39.5	(21.4)

CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2017 AND
2016 (UNAUDITED) AND AS OF	DECEMBER 31, 2016 (AUDITED)

	September 30, 2017	September 30, 2016	December 31, 2016
	$M	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	126.6	130.2	127.9
Intangible assets	83.1	81.6	80.6
Investments	7.7	9.7	10.0
Deferred income tax assets	14.1	19.9	16.6
Trade and other receivables	0.5	—	0.3
	232.0	241.4	235.4
Current assets
Inventories	89.0	91.0	82.5
Trade and other receivables	78.7	64.5	57.6
Income tax receivable	—	1.6	2.4
Cash and cash equivalents	19.2	32.3	13.6
	186.9	189.4	156.1
TOTAL ASSETS	418.9	430.8	391.5

EQUITY AND LIABILITIES
Capital and reserves
Ordinary share capital	25.3	25.3	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	56.4	56.4	56.4
Treasury shares	(5.8)	(7.2)	(7.1)
Retained earnings	324.3	292.4	308.1
Own shares held by ESOP	(1.2)	(0.9)	(0.5)
Share-based compensation reserve	4.1	5.2	3.8
Hedging reserve	(0.2)	(5.1)	(3.3)
Translation reserve	(47.5)	(53.8)	(57.9)
Merger reserve	(333.8)	(333.8)	(333.8)
Capital and reserves attributable to the Group’s equity shareholders	172.5	129.4	141.9
Total equity	172.5	129.4	141.9

Non-current liabilities
Bank and other loans	105.7	137.5	121.0
Retirement benefits	50.3	87.8	66.5
Deferred income tax liabilities	5.5	2.2	4.9
Deferred contingent consideration	1.6	3.2	1.5
Provisions	1.5	1.8	1.1
Trade and other payables	1.8	—	0.6
	166.4	232.5	195.6
Current liabilities
Bank and other loans	14.9	—	—
Trade and other payables	62.9	63.1	51.1
Current income tax liabilities	1.1	—	0.1
Deferred contingent consideration	—	—	1.3
Provisions	1.1	2.4	1.5
Dividends payable	—	3.4	—
	80.0	68.9	54.0
Total liabilities	246.4	301.4	249.6
TOTAL EQUITY AND LIABILITIES	418.9	430.8	391.5

CONSOLIDATED CASHFLOW STATEMENT FOR THE THREE-MONTH AND
NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016 (UNAUDITED)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2017	2016	2017	2016
	$M	$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income for the period	4.7	3.3	13.8	18.7
Adjustments to reconcile net income for the period to net cash flows from continuing operating activities:
Income taxes	2.3	0.8	6.3	5.8
Depreciation and amortization	4.9	4.6	14.1	13.9
Loss on disposal of property, plant and equipment	—	0.1	—	0.1
Profit on sale of redundant site	—	—	(0.4)	(2.1)
Share-based compensation charges net of cash settlement	0.3	0.5	0.8	1.1
Net interest costs	1.8	1.2	5.2	4.3
Non-cash restructuring charges	—	—	2.2	—
IAS 19R retirement benefits finance charge	0.5	0.4	1.4	1.4
Unwind of discount on deferred contingent consideration from acquisitions	—	0.1	0.1	0.3
Share of results of joint ventures and associates	0.1	(0.1)	(0.1)	—
Changes in operating assets and liabilities:
(Increase) / decrease in receivables	(8.6)	5.1	(15.6)	(5.9)
Decrease / (Increase) in inventories	2.9	(0.6)	(2.7)	(2.1)
Increase / (decrease) in payables	3.6	(4.4)	12.1	(4.0)
Movement in retirement benefits obligations	(2.1)	(1.6)	(6.2)	(4.3)
Movement in provisions	0.3	(0.4)	0.3	(1.0)
Acquisition and disposal costs paid	—	—	—	(1.2)
Income taxes paid	(1.1)	(1.8)	(2.4)	(5.2)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	9.6	7.2	28.9	19.8
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(2.2)	(5.0)	(6.8)	(11.9)
Purchases of intangible assets	(0.1)	(0.4)	(0.8)	(1.0)
Receipts from sales of property, plant and equipment	0.1	—	0.1	—
Proceeds from sale of redundant site	—	—	—	3.0
Cash received as compensation for an insured loss	—	—	—	0.2
Investment in joint ventures and associates	(0.6)	(0.3)	0.4	0.2
Interest income received from joint ventures and associates	—	0.1	0.1	0.3
Net cash flows on purchase of businesses	—	—	(1.4)	(0.3)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(2.8)	(5.6)	(8.4)	(9.5)
NET CASH FLOWS BEFORE FINANCING	6.8	1.6	20.5	10.3
CASH FLOWS FROM FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.9)	(0.4)	(2.5)	(1.3)
Interest paid on Loan Notes	(0.7)	(1.0)	(2.2)	(3.5)
Bank interest received	0.1	—	0.1	—
(Repayment) / Draw down on banking facilities	(39.7)	(47.6)	(1.4)	6.5
Extension to borrowings - financing costs	(1.2)	(0.2)	(1.2)	(0.2)
Dividends paid	(3.3)	(3.3)	(9.9)	(10.0)
ESOP cash movements	—	—	—	(0.1)
Utilization / (purchase) of treasury shares	—	0.1	0.3	(5.9)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(45.7)	(52.4)	(16.8)	(14.5)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(38.9)	(50.8)	3.7	(4.2)
Net foreign exchange movements	0.9	(0.5)	1.9	(0.4)
Cash and cash equivalents at beginning of period	57.2	83.6	13.6	36.9
Cash and cash equivalents at end of period	19.2	32.3	19.2	32.3
a

1.    Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker based on trading profit or loss (defined as operating profit or loss before profit on sale of redundant sites and restructuring and other expense), and adjusted EBITDA (defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, profit on sale of redundant sites, restructuring and other expense, other share-based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS 8 requires the use of “segment profit” performance measures that are used by our chief operating decision maker. Trading profit is the “segment profit” used to satisfy this requirement in the below analysis. All inter-segment revenue is made on an arm’s length basis.

REPORTING SEGMENTS:

	Three-month periods ended September 30, 2017				Three-month periods ended September 30, 2016
	Gas Cylinders	Elektron	Unallocated	Total	Gas Cylinders	Elektron	Unallocated	Total
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	55.0	60.3	—	115.3	54.5	44.4	—	98.9
Inter-segment revenue	—	(0.1)	—	(0.1)	—	—	—	—
Revenue to external customers	55.0	60.2	—	115.2	54.5	44.4	—	98.9
Result
Adjusted EBITDA	4.3	12.4	—	16.7	4.9	7.1	—	12.0
Other share-based compensation charges	(0.2)	(0.3)	—	(0.5)	(0.1)	—	—	(0.1)
Depreciation and amortization	(2.0)	(2.9)	—	(4.9)	(1.8)	(2.8)	—	(4.6)
Trading profit – segment result	2.1	9.2	—	11.3	3.0	4.3	—	7.3
Restructuring and other expense	(0.4)	(1.1)	(0.5)	(2.0)	—	(1.5)	—	(1.5)
Operating profit	1.7	8.1	(0.5)	9.3	3.0	2.8	—	5.8
Net interest costs	—	—	(1.8)	(1.8)	—	—	(1.2)	(1.2)
IAS 19R retirement benefits finance charge	—	—	(0.5)	(0.5)	—	—	(0.4)	(0.4)
Unwind of discount on deferred contingent consideration from acquisitions	—	—	—	—	—	(0.1)	—	(0.1)
Profit / (loss) on operations before tax	1.7	8.1	(2.8)	7.0	3.0	2.7	(1.6)	4.1
Income tax expense			(2.3)	(2.3)			(0.8)	(0.8)
Net income for the period				4.7				3.3
Other segment information
Segment assets	163.0	205.5	50.4	418.9	159.1	196.3	75.4	430.8
Segment liabilities	(25.7)	(23.7)	(197.0)	(246.4)	(28.9)	(16.5)	(256.0)	(301.4)
Net assets / (liabilities)	137.3	181.8	(146.6)	172.5	130.2	179.8	(180.6)	129.4
Capital expenditure: Property, plant and equipment	0.9	1.2	—	2.1	1.7	3.2	—	4.9
Capital expenditure: Intangible assets	0.1	—	—	0.1	0.3	0.1	—	0.4

1.    Revenue and segmental analysis (continued)

	Nine-month periods ended September 30, 2017				Nine-month periods ended September 30, 2016
	Gas Cylinders	Elektron	Unallocated	Total	Gas Cylinders	Elektron	Unallocated	Total
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	165.4	160.1	—	325.5	174.1	144.7	—	318.8
Inter-segment revenue	—	(0.3)	—	(0.3)	—	(0.1)	—	(0.1)
Revenue to external customers	165.4	159.8	—	325.2	174.1	144.6	—	318.7
Result
Adjusted EBITDA	14.7	32.5	—	47.2	15.3	29.8	—	45.1
Other share-based compensation charges	(0.5)	(0.7)	—	(1.2)	(0.6)	(0.5)	—	(1.1)
Depreciation and amortization	(5.6)	(8.5)	—	(14.1)	(5.4)	(8.5)	—	(13.9)
Trading profit – segment result	8.6	23.3	—	31.9	9.3	20.8	—	30.1
Profit on sale of redundant site	—	—	0.4	0.4	—	—	2.1	2.1
Restructuring and other expense	(2.7)	(2.3)	(0.5)	(5.5)	—	(1.7)	—	(1.7)
Operating profit	5.9	21.0	(0.1)	26.8	9.3	19.1	2.1	30.5
Net interest costs	—	—	(5.2)	(5.2)	—	—	(4.3)	(4.3)
IAS 19R retirement benefits finance charge	—	—	(1.4)	(1.4)	—	—	(1.4)	(1.4)
Unwind of discount on deferred contingent consideration from acquisitions	—	(0.1)	—	(0.1)	—	(0.3)	—	(0.3)
Profit / (loss) on operations before tax	5.9	20.9	(6.7)	20.1	9.3	18.8	(3.6)	24.5
Income tax expense			(6.3)	(6.3)			(5.8)	(5.8)
Net income for the period				13.8				18.7
Other segment information
Capital expenditure: Property, plant and equipment	2.9	3.4	—	6.3	5.5	6.0	—	11.5
Capital expenditure: Intangible assets	0.6	0.2	—	0.8	0.6	0.4	—	1.0

2.    Calculation of net debt

	September 30, 2017	September 30, 2016	December 31, 2016
Net debt is represented by:	$M	$M	$M
Bank and other loans	(120.6)	(137.5)	(121.0)
Less:
Cash and cash equivalents	19.2	32.3	13.6
Net debt at the end of the period	(101.4)	(105.2)	(107.4)

3.    Other income / (expense) items

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2017	2016	2017	2016
a) Profit on sale of redundant site	$M	$M	$M	$M
Credited to operating profit:
Profit on sale of redundant site	—	—	0.4	2.1

b) Restructuring and other expenses
(Charged) / credited to operating profit:
Rationalization of operations	(1.2)	(0.1)	(4.2)	(0.2)
Patent infringement litigation costs	(0.3)	(0.2)	(0.8)	(0.3)
Direct listing costs	(0.5)	—	(0.5)	—
Receivable impairment provision	—	(1.2)	—	(1.2)
	(2.0)	(1.5)	(5.5)	(1.7)

Profit on sale of redundant site
For the nine-month period ended September 30, 2017, a credit of $0.4m was recognized in relation to a provision that has been released. The provision was held with regards to remediation works at the former Redditch site, which was sold during 2016 to a company that specializes in remediating contaminated land. Given the on-site remediation works were completed in March 2017, it was appropriate to release the provision.
For the nine-month period ended September 30, 2016, a profit of $2.1m was recognized in relation to the sale of the redundant Redditch site described above.
Rationalization of operations
For the three-month period ended September 30, 2017, we incurred $1.3m of rationalization costs, of which $0.5m and $0.8m were incurred within the Gas Cylinders Division and Elektron Division respectively. This was offset by a $0.1m credit within the Gas Cylinders Division relating to sales of inventory that was previously written down as part of the closure of our German operation in the prior year.
For the nine-month period ended September 30, 2017, we incurred $4.6m of rationalization costs, of which $3.1m and $1.5m were incurred within the Gas Cylinders Division and Elektron Division respectively. $2.2m of the charge within the Gas Cylinders Division was in relation to an impairment of the investment in our associate, Sub161 Pty Limited. This was offset by a $0.4m credit within the Gas Cylinders Division relating to sales of inventory that was previously written down as part of the closure of our German operation in the prior year.
For the three-month and nine-month periods ended September 30, 2016, we incurred $0.1m and $0.2m of costs, respectively, in relation to rationalization and similar expenses in the Elektron Division.
Patent-infringement litigation costs
For the three-month and nine-month periods ended September 30, 2017, we incurred $0.3m and $0.8m of costs, respectively, within the Elektron Division in relation to ongoing patent-infringement litigation against a competitor.
For the three-month and nine-month periods ended September 30, 2016, we incurred $0.2m and £0.3m, respectively, of costs, with regards to the same patent-infringement litigation.
Direct listing costs
For the three-month and nine-month periods ended September 30, 2017, we incurred $0.5m of costs in relation to professional fees in connection with our ongoing project of converting our ADR listing to a direct listing of our ordinary shares.
Receivable impairment provision
For the three-month and nine-month periods ended September 30, 2016, we incurred an impairment charge of $1.2m on receivables in relation to the aerospace customer that entered Chapter 11 protection.

4.    Non-GAAP measures

The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income for the periods presented, the most comparable IFRS measure.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2017	2016	2017	2016
	$M	$M	$M	$M
Net income for the period	4.7	3.3	13.8	18.7
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	—	0.1	0.1	0.3
Amortization on acquired intangibles	0.3	0.3	0.9	1.0
IAS 19R retirement benefits finance charge	0.5	0.4	1.4	1.4
Profit on sale of redundant site	—	—	(0.4)	(2.1)
Restructuring and other expense	2.0	1.5	5.5	1.7
Other share-based compensation charges	0.5	0.1	1.2	1.1
Income tax thereon	(0.5)	(0.7)	(1.2)	(1.1)
Adjusted net income	7.5	5.0	21.3	21.0

Add back / (deduct):
Income tax thereon	0.5	0.7	1.2	1.1
Income tax expense	2.3	0.8	6.3	5.8
Net interest costs	1.8	1.2	5.2	4.3
Depreciation and amortization	4.9	4.6	14.1	13.9
Amortization on acquired intangibles	(0.3)	(0.3)	(0.9)	(1.0)
Adjusted EBITDA	16.7	12.0	47.2	45.1

Management believes that adjusted net income and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. These KPIs are also used within Luxfer Group by the CEO and other senior management. Adjusted net income and adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.
We evaluate our results of operations on both an as-reported basis and a constant exchange rate basis. The constant exchange rate presentation is not a financial measure under IFRS as issued by the IASB, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We calculate constant exchange rate percentages by converting our prior-period local currency financial results using the current-period foreign currency exchange rates and comparing these adjusted amounts to our current period reported results. This calculation may differ from similarly-titled measures used by others and, accordingly, the constant exchange rate presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation.

5.    Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average ordinary shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the period has been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

The ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £0.50 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds one £0.50 ordinary share for every one ADS traded, through American Depositary Receipts.

Management believes the use of non-GAAP financial measures, such as adjusted earnings per ADS, more closely reflects the underlying earnings per ADS performance.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2017	2016	2017	2016
	$M	$M	$M	$M
Basic earnings:
Net income for the period attributable to ordinary shareholders	4.7	3.3	13.8	18.7
Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	—	0.1	0.1	0.3
Amortization on acquired intangibles	0.3	0.3	0.9	1.0
IAS 19R retirement benefits finance charge	0.5	0.4	1.4	1.4
Profit on sale of redundant site	—	—	(0.4)	(2.1)
Restructuring and other expense	2.0	1.5	5.5	1.7
Other share-based compensation charges	0.5	0.1	1.2	1.1
Income tax thereon	(0.5)	(0.7)	(1.2)	(1.1)
Adjusted earnings	7.5	5.0	21.3	21.0
Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,481,729	26,227,037	26,449,162	26,385,191
Exercise of share options	362,847	320,271	313,431	420,123
For diluted earnings per share	26,844,576	26,547,308	26,762,593	26,805,314

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.28	$0.19	$0.81	$0.80
Unadjusted	$0.18	$0.12	$0.52	$0.70
Diluted
Adjusted	$0.28	$0.19	$0.80	$0.78
Unadjusted	$0.18	$0.12	$0.52	$0.70

Each £0.50 ordinary share represents one American Depositary Share, as listed and quoted on the New York Stock Exchange.
The calculation of earnings per share is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly earnings per share amounts in any particular year-to-date period may not be equal to the earnings per share amount for the year-to-date period.

6.    Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings, Inc. Pension Plan in the U.S.
The actuarial assumptions used to estimate the IAS 19R accounting position of the Group’s defined benefit pension plans have been updated for market conditions at September 30, 2017.
The main reason for the decreased deficit at September 30, 2017, when compared to September 30, 2016, is that the asset values have been higher than expected over the quarter.
The movement in the pension liability is shown below:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2017	2016	2017	2016
	$M	$M	$M	$M
Opening balance	52.5	71.1	66.5	58.9
Charged to the income statement	1.7	1.9	5.0	5.5
Cash contributions	(3.3)	(3.1)	(9.8)	(8.5)
(Credited) / charged to the statement of comprehensive income	(1.9)	19.1	(15.4)	37.7
Exchange difference	1.3	(1.2)	4.0	(5.8)
Closing balance	50.3	87.8	50.3	87.8

7.    Dividends paid and proposed

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2017	2016	2017	2016
	$M	$M	$M	$M
Dividends declared and paid during the period:
Interim dividend paid February 3, 2016 ($0.125 per ordinary share)	—	—	—	3.4
Interim dividend paid May 4, 2016 ($0.125 per ordinary share)	—	—	—	3.3
Interim dividend paid August 3, 2016 ($0.125 per ordinary share)	—	3.3	—	3.3
Interim dividend paid February 1, 2017 ($0.125 per ordinary share)	—	—	3.3	—
Interim dividend paid May 3, 2017 ($0.125 per ordinary share)	—	—	3.3	—
Interim dividend paid August 2, 2017 ($0.125 per ordinary share)	3.3	—	3.3	—
	3.3	3.3	9.9	10.0

Dividends declared during the period and recognized as a liability as at September 30
Interim dividend declared and paid November 2, 2016 ($0.125 per ordinary share)	—	3.3	—	3.3
	—	3.3	—	3.3

Dividends declared after September 30 (not recognized as a liability as at September 30):
Interim dividend declared and paid November 1, 2017 ($0.125 per ordinary share)	3.3	—	3.3	—
	3.3	—	3.3	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC
(Registrant)

Date: November 6, 2017

By: /s/ David N. Fletcher
        David N. Fletcher
Authorized Signatory for and on behalf of
Luxfer  Holdings PLC